Exhibit (a)(13)
IN THE CIRCUIT COURT OF BALTIMORE CITY, MARYLAND
SAMUEL MAYER
C/o 401 E. Pratt St., #2525
Baltimore, Md. 21202,
on behalf of himself
and all others similarly situated,
Plaintiff,
-against-
LAFARGE NORTH AMERICA INC., LAFARGE
S.A., BERTRAND P. COLLOMB, BERNARD
L. KASRIEL, BRUNO LAFONT, MARSHALL
A . COHEN, ROBERT W. MURDOCH, JOHN
D. REDFERN, PHILIPPE R. ROLLIER,
MICHEL ROSE, PHILIPPE P. DAUMAN,
CLAUDINE B. MALONE, BLYTHE J.
McGARVIE, JAMES M. MICALI, BERTIN F.
NADEAU, LAWRENCE M. TANENBAUM, and
GERALD H. TAYLOR,
11 East Chase Street
Baltimore, Md. 21202,
Defendants.

Civil Action
No.

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT
          Plaintiff, by his undersigned attorneys, for his complaint against defendants, alleges upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge, as follows:
          1. Plaintiff brings this action pursuant to Md. Rule 2-231 on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with defendants, who own the common stock of Lafarge North America Inc. (“LNAI” or the “Company”).
          2. Plaintiff has been the owner of the common stock of LNAI since prior to the transaction herein complained of and continuously to date.
          3. Defendant LNAI is a corporation duly organized and existing under the laws of the State of Maryland with its principal offices located at Herndon, Virginia. LNAI operates as supplier of construction materials in the United States and Canada. The company produces and sells cement, ready-mixed concrete, gypsum wallboard, aggregates, asphalt, and related products and services. It operates in three segments: Aggregates, Concrete, and Asphalt; Cement; and Gypsum. Aggregates, Concrete, and Asphalt segment supplies aggregates, including sand, gravel, and crushed and graded stone; ready-mixed concrete, including concrete specialty mixes, such as Agilia that eliminates the need for vibration and produces an unparalleled surface finish, and Ductal that can bend without breaking; and asphalt for use in the North American construction industries. LNAI was incorporated in 1977. LNAI is majority owned by Lafarge S.A., as of February 5, 2005. As of October 31, 2005, the Company had over 71,736,000 shares of Common Stock and 3,915,000 Exchangeable Preference Shares of subsidiary, Lafarge Canada Inc., stock outstanding. LNAI maintains principal Maryland offices at 11 East Chase Street, Baltimore, Maryland, 21202; as such, all Defendants identified herein conduct regular business in Baltimore City, Maryland; venue of this action is proper per § 6-201, et seq. of the Maryland Courts & Judicial Proceedings Article.
          4. Defendant Lafarge S.A. a company located at 61, rue des Belles Feuilles, 75116 Paris France, France, beneficially owns approximately 39,493,511 or 52.4% of the shares of the Company. Lafarge S.A., is a party to a Control Option Agreement dated November 1, 2003 with the Company. This agreement is intended to enable Lafarge S.A. to maintain its existing margin of voting control. Through this agreement and unless earlier terminated, Lafarge S.A. has the right until October 31, 2013 to purchase voting securities from the Company whenever the Company issues voting securities. Either the Company or Lafarge S.A. may terminate the agreement before October 31, 2013 by giving the other one year’s notice. Through its worldwide interests, Lafarge S.A. is principally engaged in the manufacture and sale of cement, concrete, aggregates, gypsum products and roofing products.
          5. Defendant Bertrand P. Collomb, (“Collomb”) Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. Mr. Collomb, has served as Chairman of the Board of the Company since January 1989 and as Chairman of the Board of Lafarge S.A. since August 1989. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was vice Chairman of the Board and Chief Executive Officer of Lafarge North America Inc. and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Collomb has served as a director of the Company since 1985.
          6. Defendant Bernard L. Kasriel, (“Kasriel”) Vice Chairman of the Board of the Company and Vice Chairman and Chief Executive Officer of Lafarge S.A. Kasriel was elected to his current position in May 1996. He has served as Vice Chairman of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A. He also served as Managing Director of Lafarge S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989 and Executive Vice President of Lafarge S.A. from 1982 until March 1987. Kasriel is also a director of Sonoco Products Company. Kasriel has served as a director of the Company since 1989.
          7. Defendant Bruno Lafont (“Lafont”) is a director of the Company. He is also Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Lafont served as Executive Vice President — Gypsum of Lafarge S.A. from 1998 to May 2003, when he was appointed Chief Operating Officer. From

1995 to 1998, he served as Executive Vice President — Finance of Lafarge S.A. Prior to that, Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor. Lafont has served as a director of the Company since 2003.
          8. Defendant Marshall A. Cohen, Counsel, Cassels Brock & Blackwell, Barristers and Solicitors is a director of the Company since October 1996. Cohen is the father-in-law of Tanenbaum’s son.
          9. Defendant Robert W. Murdoch (“Murdoch”) is a director of the Company. Murdoch was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to 1989. Mr. Murdoch is also a director of Lafarge S.A., Sierra Systems Group Inc., Lallemand, Inc., and Timberwest Forest Products Corp. Mr. Murdoch has served as a director of the Company since 1987.
          10. Defendant John D. Redfern (“Redfern”), Chairman of the Board of Lafarge Canada Inc. Redfern has served as Chairman of the Board of Lafarge Canada Inc. since 1984. Redfern served as Vice Chairman of the Board of the Company from January 1989 to May l996, as Chairman of the Board of the Company from 1985 until

January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985 and as Chief Executive Officer of Lafarge Canada Inc. from 1977 to 1985. Redfern has served as a director of the Company since 1983.
          11. Defendant Philippe R. Rollier (“Rollier”), President and Chief Executive Officer of the Company since May 2001. Rollier served as Regional President of Lafarge S.A. - Central Europe and CIS for Cement, Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. Rollier is also a director of Moria S.A. Rollier has served as a director of the Company since 2001.
          12. Defendant Michel Rose (“Rose”), Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Mr. Rose has served as Senior Executive Vice President of Lafarge S.A. since 1989. Mr. Rose, age 62, served as President and Chief Executive Officer of the Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992. Rose has served as a director of the Company since 1992.
          13. Defendants Philippe P. Dauman, Claudine B. Malone, Blythe J. Mcgarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum, and Gerald H. Taylor are and have been at all times relevant hereto directors of the Company.

          14. The individual defendants constitute the Board of Directors of LNAI and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgement, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said defendants owe the public shareholders of LNAI the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.
CLASS ACTION ALLEGATIONS
          15. Plaintiff brings this action on his own behalf and as a class action, pursuant to Maryland Rule 2-231, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.
          16. This action is properly maintainable as a class action.
          17. The class is so numerous that joinder of all members is impracticable. As of October 31, 2005, the Company had over 71 million shares of its common stock outstanding.

          18. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed them to plaintiff and the members of the class; (b)whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of LNAI in violation of the laws of the State of Maryland in order to enrich Lafarge S.A. at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.
          19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent of the class.
          20. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
          21. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.
CLAIM FOR RELIEF
          22. On February 6, 2006, Lafarge S.A., owner of a 53.2% stake in LNAI announced its intention to launch a cash tender offer (the “Offer”) for the remaining 46.8% minority stake it does not own. Lafarge intends to offer LNAI shareholders $75 in cash for each LNAI share they hold. Based on the 35.3 million minority-owned shares and on outstanding options, the Offer represents a total transaction value of US $3.0 billion.
          23. According to the release, the contemplated transaction, which Lafarge S.A. will fund entirely through debt, is expected to be immediately accretive to Lafarge earnings per share.
          24. The release further stated that the Offer will be made directly to the shareholders of LNAI, and Lafarge S.A. intends to commence the contemplated tender offer within two weeks. As part of the transaction, Lafarge will also offer to purchase all outstanding exchangeable preference shares of Lafarge Canada, a subsidiary of LNAI.
          25. Lafarge S.A. currently owns approximately 52% of LNAI. Thus, absent a provision requiring an affirmative vote of a majority of LNAI’s public stockholders, the approval of the proposed LNAI merger is virtually guaranteed.
          26. The proposed transaction serves no legitimate business purpose for LNAI and its public stockholders. The Offer is designed to serve the business purposes of Lafarge S.A. only, without regard to the interests of the public stockholders of LNAI.
          27. Furthermore, the public stockholders of LNAI are not receiving fair value for their LNAI holdings in connection with the Offer. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of LNAI and its valuable assets, while permitting Lafarge S.A. to reap huge benefits from the transaction.
          28. Moreover, defendants have failed to take those steps necessary to ensure that the Company’s shareholders will receive maximum value for their shares of LNAI stock. Defendants have failed to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the company.
          29. Lafarge S.A. and the Individual Defendants have clear and material conflicts of interest and are acting to better the interests of Lafarge S.A. and themselves at the expense of LNAI’s public stockholders.
          30. As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that the nature and value of their investment in LNAI will be compromised for the sole benefit of Lafarge S.A. and its shareholders. Unless the proposed merger is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.
          31. Plaintiff and the other members of the Class have no adequate remedy at law.
Count One
Breach of Fiduciary Duty
          32. All preceding allegations are adopted by reference in this count as is set forth fully herein.
          33. As alleged herein, each Defendant has breached identified fiduciary duties owed to Plaintiff and the members of the proposed class.

          34. As a proximate result of such breach(es) of fiduciary duty, Plaintiff and each member of the proposed class has been damaged, as further alleged herein.
     WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:
          A. declaring this action to be a class action and certifying plaintiff as a class representative;
          B. enjoining, preliminarily and permanently, the offer for acquisition of the LNAI stock owned by plaintiff and the other members of the class under the terms presently proposed;
          C. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;
          D. directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
          E. awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and
          F. granting plaintiff and the other members of the class such other and further relief as may be just and proper.

JURY TRIAL DEMAND
     Plaintiff and the proposed class demand a trial by jury on all issues so triable.

February 6, 2006	LAW OFFICES OF CHARLES J. PIVEN, P.A.
	By:	/s/ Marshall N. Perkins
Charles J. Piven
Marshall N. Perkins The World Trade Center-Baltimore Suite 2525 401 East Pratt Street Baltimore, Maryland 21202 (410) 332-0030 Attorneys for Plaintiff

OF COUNSEL:
BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
212-213-6222

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